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EXHIBIT 12.1

WASHINGTON MUTUAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(in millions)
Earnings, including interest on deposits(1):
Income from continuing operations before income tax expense	$6,029	$6,006	$4,826	$2,829	$2,765
Fixed charges	4,687	5,842	8,071	9,330	7,521

	$10,716	$11,848	$12,897	$12,159	$10,286

Fixed charges(1):
Interest expense	$4,534	$5,726	$7,979	$9,269	$7,461
Estimated interest component of net rental expense	153	116	92	61	60

	$4,687	$5,842	$8,071	$9,330	$7,521

Ratio of earnings to fixed charges(2)	2.29	2.03	1.60	1.30	1.37

Earnings, excluding interest on deposits(1):
Income from continuing operations before income tax expense	$6,029	$6,006	$4,826	$2,829	$2,765
Fixed charges	2,522	3,181	4,990	6,051	4,362

	$8,551	$9,187	$9,816	$8,880	$7,127

Fixed charges(1):
Interest expense	$4,534	$5,726	$7,979	$9,269	$7,461
Less: interest on deposits	(2,165)	(2,661)	(3,081)	(3,279)	(3,159)
Estimated interest component of net rental expense	153	116	92	61	60

	$2,522	$3,181	$4,990	$6,051	$4,362

Ratio of earnings to fixed charges(2)	3.39	2.89	1.97	1.47	1.63

(1)
As defined in Item 503(d) of Regulation S-K.

(2)
These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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WASHINGTON MUTUAL, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES